18th Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Tel: +852.2912.2500 Fax: +852.2912.2600
www.lw.com
香港中環康樂廣場八號交易廣場第一座十八樓
瑞生國際律師事務所
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
December 4, 2013	Boston	New Jersey
	Brussels	New York
CONFIDENTIAL	Chicago	Orange County
	Doha	Paris
VIA EDGAR	Dubai	Riyadh
	Düsseldorf	Rome
Mr. Paul Dudek	Frankfurt	San Diego
Office of International Corporate Finance	Hamburg	San Francisco
Division of Corporation Finance	Hong Kong	Shanghai
Securities and Exchange Commission	Houston	Silicon Valley
100 F Street, N.E.	London	Singapore
Washington, D.C. 20549	Los Angeles	Tokyo
	Madrid	Washington, D.C.

Confidential Submission
Pursuant to
Section 106(a) of the
Jumpstart Our Business Startups Act / Section 6(e) of the Securities Act of 1933

Re:                              Nord Anglia Education, Inc.

Confidential Submission of Draft Registration Statement on Form F-1

Dear Mr. Dudek:

On behalf of Nord Anglia Education, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-1 (the “Registration Statement”) of the Company pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 6(e) of the Securities Act of 1933 for non-public review by the Staff of the Commission prior to the public filing of the Registration Statement.

The draft Registration Statement is being submitted pursuant to the Securities Act to register the issuance of the Company’s ordinary shares in anticipation of the Company’s proposed initial public offering (the “Offering”).  It is currently intended that the Offering will be completed by March 2014.

Pursuant to the definition contained in Section 101(a) of the JOBS Act and Section 2(a)(19) of the Securities Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year ended August 31, 2013.  Therefore, the Company is permitted to make this confidential submission of the draft Registration Statement for review by the Staff, provided that the draft Registration Statement and all amendments thereto must be publicly

Joseph A. Bevash Kenneth D. C. Chan Stanley Chow	Eugene Y. Lee Michael S. L. Liu Jane M. S. Ng	Simon D. Powell Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: Bryant B. Edwards (California) Timothy M. Gardner (New York) Ji Liu (California) David J. Miles (England and Wales)

December 4, 2013

filed with the Commission not later than 21 days before the date on which the Company conducts a road show, as such term is defined in Rule 433(h)(4) under the Securities Act.  As this is a confidential submission, the draft Registration Statement has not been signed.

On May 22, 2013, the Company acquired WCL Group Limited. The purchase consideration was greater than 20% but less than 40% of the Company’s total consolidated assets, based on the Company’s audited financial statements for the fiscal year ended August 31, 2012.  Accordingly, Article 3-05 of Regulation S-X requires the Company to include WCL Group’s financial statements for the most recent fiscal year.

Both the Company and WCL Group have August 31 year ends.  Pursuant to Section 2030.4 of the Financial Reporting Manual of the Division of Corporation Finance, the Company has included in the draft Registration Statement the profit and loss account, cash flow statement and statement of total recognized gains and losses for the period from September 1, 2012 to May 21, 2013 (the date preceding the date of acquisition) of WCL Group.  These financial statements have been prepared in accordance with UK GAAP with a reconciliation to net loss for the period under US GAAP.

Pursuant to Article 11 of Regulation S-X,  the Company has included in the draft Registration Statement pro forma financial information for the fiscal year ended August 31, 2013 as if the WCL Group acquisition had been completed on September 1, 2012.

Please direct all notices and communications with respect to the confidential submission to:

Andrew Fitzmaurice, Chief Executive Officer

Nord Anglia Education, Inc.

Level 27, World-Wide House

19 Des Voeux Road

Central, Hong Kong

Telephone: +852-3977-0765

Facsimile: +852-3977-0800

with a copy to:

Marc Jaffe, Esq.

Ian D. Schuman, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Telephone: (212) 906-1200

Facsimile: (212) 751-4864

and

December 4, 2013

Eugene Y. Lee, Esq.

Latham & Watkins

18/F One Exchange Square

8 Connaught Place

Central, Hong Kong

Telephone: +852-2912-2515

Facsimile: +852-2912-2600

The Company has engaged PricewaterhouseCoopers LLP as its independent registered public accounting firm.

If you have any questions regarding the draft Registration Statement, please give me a call at +852-2912-2515 (work) or +852-9192-7430 (cell) or eugene.lee@lw.com or Dominik Sklenar at +852-2912-2562 (work) or + 852-9098-3975 (cell) or dominik.sklenar@lw.com.

Respectfully submitted,

/s/ Eugene Y. Lee
Eugene Y. Lee
of LATHAM & WATKINS

Enclosures

cc:                                Andrew Fitzmaurice, Chief Executive Officer, Nord Anglia Education, Inc.

Graeme Halder, Chief Financial Officer, Nord Anglia Education, Inc.

Marc Jaffe, Esq., Latham & Watkins LLP, New York

Ian D. Schuman, Esq., Latham & Watkins LLP, New York

Rod Miller, Esq., Milbank, Tweed, Hadley & McCloy LLP, New York

Joshua M. Zimmerman, Esq., Milbank, Tweed, Hadley & McCloy, Hong Kong

David Teager, PricewaterhouseCoopers LLP, United Kingdom